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                             December 7, 2020

       Hilton Schlosberg
       President & Chief Financial Officer
       Monster Beverage Corp.
       1 Monster Way
       Corona, CA 92879

                                                        Re: Monster Beverage
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-18761

       Dear Mr. Schlosberg:

               We have reviewed your October 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2020 letter.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 48

   1. We have carefully considered your response to prior comment 1 and your revised disclosures that
gross sales    represent the recognition of deferred revenue and amounts
                                                        invoiced to customers,
net of cash discounts and returns. Based on this clarification, it
                                                        appears that    gross
sales    is more akin to a billings-type metric. Accordingly, please revise the title of
this metric so as not to imply that it represents GAAP sales or revenue and comply with the
metrics guidance set forth in SEC Release No. 33-10751. Please also clarify for us how the
amount of deferred revenue included in Gross Sales is determined.
                                                        In your response,
please include your proposed revisions, including your discussion of this metric in MD&A.
 Hilton Schlosberg
Monster Beverage Corp.
December 7, 2020
Page 2

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions.



FirstName LastNameHilton Schlosberg                   Sincerely,
Comapany NameMonster Beverage Corp.
                                                      Division of Corporation
Finance
December 7, 2020 Page 2                               Office of Manufacturing
FirstName LastName